

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 29, 2018

M. Jay Allison
Chairman of the Board and Chief Executive Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, TX 75034

>   **Re: Comstock Resources, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed May 25, 2018**
>   **File No. 001-03262**

Dear Mr. Allison:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   /s/ John Reynolds
>
>   John Reynolds
>   Assistant Director
>   Office of Natural Resources